July 8, 2005

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C 20549

Re:   Wireless Xcessories Group, Inc.

Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File No. 27996

Dear Mr. Martin:

Listed below are our responses to your letter of May 13, 2005 with a post mark of June 3, 2005:

Form 10- KSB for the year ended December 31, 2004- Wireless Xcessories Group, Inc. “Wirex”

Consolidated Financial Statements

Note 1. Revenue Recognition- Page F-10

Question #1.

Your response to our comment 5 indicates that you provide value added services when a customer wants to offer a full product line to their end users. In doing so, you are providing email programs, charts and training materials. Specifically address the following:

(a)	Tell us how you package these items and if you have considered these as separate units of accounting under the EITF 00-21.

Reply:

The Company does not separately account for any separate units of revenue under EITF 00-21 as it relates to email programs, charts, and training materials. In regard to these programs the company offers the services but only a handful of customers use them. The Company does not install system hardware, software, or any other service involved in the production process as it relates to the above and provides these services essentially for in-house advertising and promotion. Our Customers are not separately billed for any of these services.

(b)	Tell us when each of these items is delivered and if you separately recognize revenue for each deliverable.

Reply:

(1)

Email blasts - Customers requesting this service provides us with their customer email addresses and Wirex does the personalization for a blast to their base of Wirex special offers and promotions as applicable. This is a good promotion for the Company and is accomplished at a minimal cost. The Company does not recognize revenue for this service.

(2)

Carrier compatibility charts and sales training new product introductions are available on our website and available to our Customer and perspective customer base free of charge and is an excellent promotional tool for the Company. The Company does not recognize revenue for this service.

(3)

E-commerce website – This service is available uniformly to our entire customer and prospect base free of charge. The Company creates a customized link (takes our administrator less than 10 minutes for each) to our customers who personalize to their specific needs. The Company does not recognize any revenue, and installation is completed primarily within 24 hours of request.

(c)	Describe to us the email programs and e-commerce websites you offer and explain how you considered SOP 97-2 in establishing your revenue recognition policy.

Reply:

The Company does not develop individual email programs and e- commerce websites for our customers to purchase and use. Rather the Company offers to its customer base.

(1)	A form of mass mailing through its email format featuring Wirex products and promotions through email blasts.

(2)

The core e-commerce web site offered by Wirex may be personalized by our customers by adding their own logo to the front page to adding non-competing product, customized pricing for their customers, let their customers order and our customers can create custom screens in minutes. Wirex simply provides a link to any interested customer. The set up time is minimal and immaterial. The company does not bill any of its Customers for either the email blast or E-commerce website, as the time and cost of each customer set-up and individual maintenance is minimal and generally uniform to our entire customer base.

Question #2.

Your response to our comment 5 indicates that you provide in-store displays and posters to your customers who order in high volume. Tell us how you account for those incentives. Explain how you considered EITF in establishing your accounting.

Reply:

The Company does provide counter top spinning displays holding 44 items and standing phone floor displays holding 114 separate items to customer may purchase the counter top spinning display and/or the standing phone accessory floor displays at their list price or at no separate charge if they purchase at least $300 and $900 respectively, of selected core. Most customers do not choose to receive a display as approximately only 171 Counter displays and 76 floor displays were shipped to customers during the 1/1/05- 6/16/05 period on sales of approximately ten million. The annual cost involved in this program is approximately $20,000 which we consider minimal, and is not accounted for separately. It is incorporated in our overall cost of goods sold. In addition, the costs involved in maintaining accounting records for this incentive would be cost prohibitive.

Question #3.	Your response to prior comment 5 indicates that you provide a warranty to your customers that your products are free of defects for up to 60 days after sales.

(a)	Tell us and revise future filings to disclose how you account for the warranty, including the methodology you use to establish the amount of the liability.

Reply:

We set up a reserve account that includes the estimated cost to the Company of any anticipated returns. In the case of product that cannot be placed back into inventory for re-sale or returnable to a vendor for credit, the full sales value would be used for cost. If the product can be returned to inventory or sent back to a vendor for credit we use the initial gross profit of the item as a cost. We have consistently provided a liability of the minimum of the prior two- and one half to three months actual return experience as adjusted by the above factors to provide for our estimated exposure. For financial statement presentation purposes, the reserve is applied as a contra account netted against accounts receivable. This is due to the fact that returns are less than 2% of sales and are deemed immaterial.

(b)	If material, in future filings disclose a roll-forward of the warranty liability as required by paragraph 14 of FIN 45.

Reply:

We do not believe our exposure is enough to warrant future roll-forward of our warranty liability. As stated previously, the recent history of our returns are less than 2% of sales and are deemed immaterial.

Item 14, Controls and Procedures- Page 19

Question #4.

We note your response to our prior comment 7. Please note that the correct references to the definition of disclosure controls and procedures are found in the Exchange Act, Rules 13a-15(e) and 15d-15(e).

Reply:

The correct references to the definition of disclosure controls and procedures are found in the Exchange Act, Rules 13a-15(e) and 15d-15(e). We will incorporate the correct references in all future filings.

Question #5.

It does not appear that your certifying officers have concluded that your disclosure controls and procedures are effective, given the statement in your proposed disclosure that your disclosure controls and procedures are effective only with regard to timely alerting management of reports filed. Please note that the definition of disclosure controls and procedures found in the Exchange Act, Rules 13 a-15(e) and 15d- 15(e), includes the following two parts.

(a)

Controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions’ rules and forms, and

(c)

Controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding financial disclosure.

Reply:

See the following paragraph, which in future filings will replace the current disclosures used.

The term “ disclosure controls and procedures “ is defined in Rules 13a- 15(e) and 15d –15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. They have concluded that, as of the reporting date that our disclosure controls and procedures were effective to ensure that:

(1)

That information required to be disclosed by the Company in reports that it files or submits under the act is recorded, processed, summarized and reported, within the time periods specified in the Commissions’ rules and forms, and

(2)

Controls and procedures are designed by the Company to ensure that information required to be disclosed by Wirex in the reports it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding financial disclosure.

Question #6.	We note your response to our prior comments 8 and 10. Please include the proposed disclosure related to these issues in prior comments 7 and 9 in your amended 10-KSB.

Reply:

In our 10-QSB filing for the quarter ended March 31, 2005, we incorporated the following language relating to Changes in Internal Controls:

“There have not been any significant changes in the Company’s internal controls data provided in our form 10-KSB for December 31, 2004. There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2005 that has materially affected or is reasonably likely to materially affect our internal controls as required by item 308(c) of Regulation S-B”. We will continue to make this disclosure in each future applicable filing and respectfully request that we are not required to amend our prior December 31, 2004 10-KSB for this matter.

Question #7.

Please refer to your response to our comment 9. We note your statement that: “there were no changes in the Company’s internal control over financial reporting that have come to managements attention during the Company’s fourth quarter of 2004....”Consistent with the language used in Item 308(c) of Regulation S-B, as amended please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting’.

Reply:

Please refer to our response to question #6 above which addresses the issue raised in this question. Similar language will be used in each subsequent reporting period.

Question #8.	Please confirm that you will file the correct form of certifications in your amended 10-KSB.

Reply:

We confirm that in future filings, the Company will use the updated language, as required.

Question #9.	In future filing, to eliminate investor confusion, revise to correctly identify and label the items of Form 10-QSB.

Reply:

We will make revisions in all future filings to correctly identify and label the items of Form 10-QSB as required.

Sincerely Yours:

_________________________________

Ronald E. Badke

For Wireless Xcessories Group, Inc.

CFO

c.c.	Stephen Rade
Neil Levine- Bagell Josephs & Company, L.L.C.
Heather Tess- SEC